ASML Files Patent Infringement Lawsuits Against Nikon - ASML Forced to Go to Court After Nikon Fails to Seriously Negotiate

VELDHOVEN, the Netherlands, 28 April 2017 – ASML today announced that it is filing initial legal claims against Nikon for infringement of more than 10 patents, related to a broad range of products in the fields of semiconductor manufacturing equipment, flat panel display manufacturing equipment and digital cameras. This follows Nikon’s announcement on April 24, 2017, that it has sued ASML. ASML categorically denies infringing any of Nikon’s patents.

ASML has today filed suits in Japan, both on its own and jointly with its strategic partner ZEISS. Additional suits will be brought in the United States.

Peter Wennink, ASML President and Chief Executive Officer, said: “We have no choice but to file these countersuits. We have tried for many years to come to a cross-license agreement that reflects the increased strength of our patent portfolio. Unfortunately, Nikon has never seriously participated in negotiations. Now that Nikon has decided to take this dispute to court, we also have to enforce our patent portfolio, and we will do this as broadly as possible.”

ASML has been confronted with Nikon’s claims of supposed patent infringement before. In 2001, Nikon went to the United States International Trade Commission (US ITC). Two years later, the Commission found no violation and ASML won on all 15 accounts. ASML and Nikon subsequently settled in a cross-license agreement that allowed both companies to focus on further developing products and serving chipmakers, without the unnecessary distraction of an intellectual property dispute. Some patents were perpetually licensed; for others, the license period ended on 31 December 2009. A transitional period, during which the parties had agreed not to bring suit, ended on 31 December 2014. Nikon’s patent portfolio was larger than the portfolio of ASML and ZEISS in 2004, a situation which is now reversed.

Over the last decade, ASML has been very successful in the market place and is recognized as a technology leader due to its ability to deliver superior value and system performance. Through sustained high investment in Research and Development totaling more than EUR 8 billion since 2004, ASML built up a strong portfolio of more than 10,000 patent rights. The application of these innovations has been adopted by all of the world’s largest chipmakers.

About ASML

ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is to enable affordable microelectronics that improve the quality of life. To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. This results in increasingly powerful and capable electronics that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. ASML is a multinational company with offices in 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 17,000 people on payroll and flexible contracts (expressed in full time equivalents).

ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.

Media Relations Contacts

Netherlands: Lucas van Grinsven +31 6 1019 9532, Monique Mols +31 6 5284 4418, Niclas Mika +31 6 201 528 63
United Kingdom (Brunswick): Chris Blundell, Ambre Tanty-Lamothe +44 207 404 5959
Germany (Brunswick): Oliver Thompson +49 69 2400 5539
United States (ASML): Brittney Wolff-Zatezalo +1 408 483 3207
United States (Brunswick): Eric Savitz +1 415 671 7676
China (Brunswick): Ziya Yang +86 10 5960 8623
Taiwan (ASML): Karen Lo +88636236639 Taiwan (Brunswick): Teresa Li +852 3512 5043
Japan (Pathfind): Hiryoyuki Sera +81-3-6721-5095, sera@pathfind.co.jp
South Korea (ASML): Jay Kim +82 10 8972 0633
South Korea (Signature): Nuri Hwang +82 2 364 7001, nuri@thesignature.co.kr
Brunswick can also be contacted at ASML@brunswickgroup.com

Investor Relations Contacts

United States: Craig DeYoung, +1 480 696 2762
Netherlands: Marcel Kemp, +31 40 268 6494

Forward Looking Statements

This press release contains forward looking statements, including statements relating to Nikon's actions against us and our actions against Nikon, statements about our view on the merits of any claim against us or against Nikon, our defenses in such proceedings and the potential impact of such claims on the semiconductor industry. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "targets", "commits to secure" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections and you should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. Potential adverse outcomes of patent litigation may include, without limitation, payment of significant monetary damages, injunctive relief prohibiting the sale of products, and/or settlement involving significant costs, any of which may have a material adverse effect on our business, financial condition and/or results of operations. In addition, patent litigation could result in us incurring substantial legal fees and could divert the attention of key management and technical personnel and we are unable to predict the outcome of any claims at this time. Other risks and uncertainties include, without limitation, risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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